Issuer Name:                The Ziegler Companies, Inc.
Reporting Person:           Wenzel, Frederick J.
                            4521 Winnequah Road
                            Monona, Wisconsin   53715
Social Security Number:     ###-##-####
Statement for:              April 1998
Relationship of
Reporting Person
to Issuer:                  Director
Title of Security:          Common Stock
Transaction Date:           April 27, 1998
Transaction Code:           J
Amount of
Securities Acquired:        450
Price:                      $24.625
Amount of Securities
Beneficially Owned
at End of Month:            1,350
Ownership Form:             Direct